UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of June 19, 2012

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241) and Form F-3 (File No. 333-183566), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This Form 6-K of RiT Technologies Ltd. (the “Company”) consists of the following:

PART I: RESULTS OF 2013 ANNUAL SHAREHOLDERS MEETING

On June 18, 2013, the Company announced that at its Annual General Meeting of Shareholders held on June 17, 2013, all of the items on the meeting’s agenda were approved by the Company’s shareholders.

A copy of the press release is attached hereto as Exhibit 99.1, and incorporated by reference herein.

PART II: DEBT-TO-EQUITY CONVERSION TRANSACTION

On June 18, 2013, the Company announced that it has entered into a Share Purchase Agreement with STINS COMAN Inc., its principal shareholder, under which STINS COMAN will convert an outstanding loan in the amount of approximately $2.0 million into 449,738 of the Company’s ordinary shares at an average price of $4.46 per share.

A copy of the press release is attached hereto as Exhibit 99.2, and incorporated by reference herein.

A copy of the Share Purchase Agreement, dated June 17, 2013 is attached hereto as Exhibit 99.3, and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.
By:	/s/ Elan Yaish
Elan Yaish, CFO

Date: June 19, 2013

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press release dated June 18, 2013: RiT TECHNOLOGIES REPORTS RESULTS OF ANNUAL MEETING OF SHAREHOLDERS

99.2	Press release dated June 18, 2013: RIT TECHNOLOGIES’ PRINCIPAL SHAREHOLDER CONTINUES TO SUPPORT RIT’S STRATEGIC DEVELOPMENT PLAN WITH ADDITIONAL DEBT-TO-EQUITY CONVERSION TRANSACTION

99.3	Share Purchase Agreement dated June 17, 2013, between RIT TECHNOLOGIES LTD. and STINS COMAN INCORPORATED.